EXHIBIT 99.1

Sterling Group Ventures, Inc.: Update of Jiajika Lithium Project
Thursday October 14, 8:00 am ET

VANCOUVER, British Columbia--(BUSINESS WIRE)--Oct. 14, 2004--Sterling Group is pleased to announce that the Company has retained consulting engineering firms in both Canada and China to work on the necessary studies required to put the Jiajika lithium property into production, which is expected by the end of 2005 using open pit mining method.

Engineering and Approval

A comprehensive study is under way by China Nonferrous Engineering and Research Institute, a Chinese Class A Design Institute in Beijing, and includes resource modeling, further metallurgical tests, engineering scoping/feasibility study, and detail design of the project. The Company also commissioned Sichuan Research Academy of Environmental Sciences for the environmental impact and water preservation study of the Jiajika project.

The necessary mining permit has been issued and received from the Bureau of Land and Resources of Sichuan Province on May 24, 2004. Also the Joint Venture in which Sterling will have 75% interest, Jihai Lithium Ltd., has been approved by the Development and Reform Commission of Sichuan Province on August 11, 2004.

About the Project

Sterling Group has signed an agreement with Sichuan Province Mining Ltd which is expected to produce 47,320 tonnes of lithium concentrate initially from processing 240,000 t/a of ore and is planned to increase to 900,000 t/a quickly. When the project reaches full capacity, Jiajika is expected to be the largest lithium concentrate producer in China.

The local county and prefecture government have given their strong support to the project. In Kangding city, the prefecture government has coordinated several meetings with different departments for the Jiajika project and has required each department to work closely with the Company and our partner in China. In their view, this mining project will provide economic benefits to the local economy.

The Jiajika lithium deposit is located 70 km from Kangding County and 440 km from Chengdu city, the capital of Sichuan Province. It is the largest lithium mineral deposit in China which will be mined using open pit method. All the basic engineering requirements, such as power and water are available and there is good access to the site.

At the Jiajika lithium deposit, the ratio of overburden is only 0.25:1 and is 35 - 400 m deep, 1.44 - 21 m width and 50 - 400 m long in No. 134 vein. The deposit was explored by Ganzi Geological Brigade, No.

404 Geological Brigade and No. 108 Geological Brigade of Sichuan Province separately from 1959 to 1992. The exploration works include 25,691 meters of drilling and 55,155 m3 of trenching. There are 74 lithium-bearing veins in the deposit. The deposit hosts in excess of 1 billion lbs of lithium according to Chinese geological reports and Chinese audit report conducted by Sichuan Province Minerals Reserve Committee of China with grade of 1.28% of Li2O (lithium Oxide) in the deposit. Other reserves in the property include 37 million lbs of BeO (beryllium oxide) with a grade of 0.048%, 10 million lbs of Nb2O5 (niobium oxide) with a grade of 0.0127%, and 5 million lbs of Ta2O5 (tantalum oxide) with a grade of 0.0074% .

Lithium prices have climbed steadily since the 1970's at an annual rate of 4% mainly because the main industries that use lithium only count it as one small component of the total cost of the products. Also, lithium is the lightest of all metals with a density of about half of all metals and a good conductivity of heat and electricity which have lent itself to a variety of increasing applications commercially. The Roskill Information Service, which previously has estimated lithium demand of 2 to 5%, has revised its forecast to around 7% in the future. In China, lithium consumption is estimated to have risen by 10.7% in 2003 over 2002.

Sterling aims to be a major lithium producer in China. It currently has an agreement and is proceeding to develop the Jiajika project (the largest lithium mineral deposit in China).

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed)

Richard Shao, Ph.D. President

For further information, please check the company website: www.sterlinggroupventures.com or contact: Richard Shao, President, Christopher Tsakok, MBA

Phone: (604) 893-8891 Fax: (604) 408-8515

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information constitutes "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Such forward looking statements, including but not limited to those with respect to the price of lithium, niobium, beryllium, and tantalum, the timing and amount of estimated production, costs of production, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, risks relating to the integration of the acquisition, risks relating to international operations, risks relating to joint venture operations, the actual results of current exploration activities, the actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of lithium, beryllium, niobium, tantalum, and other metals, as well as those factors affecting the mineral industry.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U. S. Investors Concerning Estimates of Measure, Indicated, and Inferred Resources and Reserves. Statements regarding reserves have been based on audits conducted under Chinese methods of calculation.